UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-53064

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   <u>10/01/19</u>   AND ENDING   <u>09/30/20</u>
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **MetLife Investors Distribution Company**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue 4th Floor
                                     (No. and Street)

New York   NY   10166
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Turetsky   813-983-6929
                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                            (Name - if individual, state last, first, middle name)

201 N. Franklin, Suite 3600	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Turetsky, swear or affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MetLife Investors Distribution Company, as of September 30, 2020 are true and correct. I further swear (or affirm) that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____ 11/25/2020
Signature   Date

AVP and Chief Financial Officer
Title

_____
Notary Public

Victoria J. Dunn
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG322201
Expires 6/8/2023

This report ** contains (check all applicable boxes):

☒   Report of Independent Registered Public Accounting Firm

☒ (a)   Facing Page

☒ (b)   Statement of Financial Condition

☒ (c)   Statement of Operations

☒ (d)   Statement of Cash Flows

☒ (e)   Statement of Changes in Stockholder's Equity

☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)

☒   Notes to Financial Statements

☒ (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

☒ (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

☒ (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 3 under the Securities Exchange Act of 1934

☐ (j)   A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3

☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)

☒ (l)   An Oath or Affirmation

☒ (m)   A Copy of the SIPC Supplemental Report (filed separately)

☒ (n)   A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METLIFE INVESTORS DISTRIBUTION COMPANY
(SEC. I.D. No. 8-53064)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2020
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Suite 3600
201 N. Franklin Street
Tampa, FL 33602-5818
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MetLife Investors Distribution Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MetLife Investors Distribution Company (the "Company"), an indirect wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As disclosed in Note 3, the accompanying financial statement has been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Our opinion was not modified with respect to this matter.

Deloitte & Touche LLP

November 25, 2020

We have served as the Company's auditor since 2001.

METLIFE INVESTORS DISTRIBUTION COMPANY

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

Cash and cash equivalents	$ 20,556,025
Concessions receivable from affiliates	8,284,945
Service fee receivable	242,806
Other assets	493,240
TOTAL ASSETS	**$ 29,577,016**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$ 8,284,945
Due to affiliates	287,308
Accrued liabilities	73,715
Total liabilities	8,645,968

STOCKHOLDER'S EQUITY:

Common stock, no par value; authorized 30,000 shares; issued and outstanding 25,000 shares	100,000
Additional paid-in capital	6,374,363
Retained earnings	14,456,685
Total stockholder's equity	20,931,048
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 29,577,016**

See notes to the statement of financial condition.

METLIFE INVESTORS DISTRIBUTION COMPANY

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2020**

1. **ORGANIZATION**

   MetLife Investors Distribution Company (the "Company" or "MLIDC") is a wholly owned subsidiary of MetLife Investors Group, Inc., which is a wholly owned subsidiary of MetLife, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). "MetLife" as used in these Notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

   The Company serves as general distributor and principal underwriter of variable annuity and variable life insurance products issued by Metropolitan Life Insurance Company and Metropolitan Tower Life Insurance Company in the capacity of a wholesale broker-dealer by entering into distribution agreements with other registered broker-dealers. The Company does not assume insurance risks, but is the principal underwriter and general distributor for variable group life insurance policies issued by MetLife, as well as the principal underwriter of funding agreements issued by MetLife as private placement offering to an institutional investor. The variable annuity contracts, individual and group variable life insurance policies, as well as funding agreements are referred to in these Notes as ("The Products").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation – The preparation of the statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the statement of financial condition. Actual results could differ from these estimates.

   Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. Included in cash equivalents are $20,546,025 of money market funds.

   Fair Value – Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to the statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

   Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation, as well as the receivables and payables which are expected to be settled in the short-term in full. The Company's money market funds of $20,546,025 are valued using Level 2 inputs.

Revenue Recognition – Revenue is comprised of concession revenues related to underwriting and distribution of the Products and service fees for the distribution of mutual fund investments made available through the Products, that are contractually agreed upon with customers. The performance obligation for concession revenues is to provide underwriting and distribution services, which are not separately distinct and therefore bundled as a single performance obligation. Mutual fund distribution services, which provide mutual fund share sales to Product clients on behalf of the mutual funds, also are comprised of services that are not separable and distinct and therefore bundled as a single performance obligation. Both services are provided to customers at a point in time and continuously throughout the time a Product remains contractually in-force. The consideration for concession revenues is variable in that it is derived from Product account balances and fully constrained until policyholder behavior or capital market behavior is known. Mutual fund distribution service fees are also variable and fully constrained until a fund's average net daily assets is known each month. Revenues recognized for the period are primarily related to performance obligations satisfied, either fully or partially, in prior periods. The revenue recognized includes variable consideration to the extent it is probable that a significant reversal will not occur, which occurs by the end of each month for each revenue stream.

Income Taxes – The Company joins with MetLife and its includable subsidiaries in filing a consolidated U.S. life insurance and non-life insurance federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended. Current taxes (and the benefits of tax attributes such as losses) are allocated to the Company under the consolidated tax return regulations and a tax sharing agreement. Under the consolidated tax return regulations, MetLife has elected the "percentage method" (and 100% under such method) of reimbursing companies for tax attributes, e.g., net operating losses. As a result, 100% of tax attributes are reimbursed by MetLife to the extent that consolidated federal income tax of the consolidated federal tax return group is reduced in a year by tax attributes. On an annual basis, each of the profitable subsidiaries pay to MetLife the federal income tax which it would have paid based upon that year's taxable income. If the Company has current or prior deductions and credits (including but not limited to losses) which reduce the consolidated tax liability of the consolidated federal tax return group, the deductions and credits are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal tax return group, even if the Company would not have realized the attributes on a stand-alone basis under a "wait and see" method.

The Company's accounting for income taxes represents management's best estimate of various events and transactions.

Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the date of the statement of financial condition using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established against deferred income tax assets when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

- the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

- the jurisdiction in which the deferred tax asset was generated;

- the length of time that carryforward can be utilized in the various taxing jurisdictions;

- future taxable income exclusive of reversing temporary differences and carryforwards;

- future reversals of existing taxable temporary differences;

- taxable income in prior carryback years; and

- tax planning strategies.

The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

The Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the statement of financial condition. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within liabilities and are charged to earnings in the period that such determination is made.

Future Adoption of New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, effective for nonpublic companies for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. This new guidance requires an allowance for credit losses based on the expectation of lifetime credit loss on financing receivables carried at amortized cost. The new guidance should be applied on a modified-retrospective approach. Early adoption is permitted. The new guidance will not have a material impact on the Company's statement of financial condition.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, effective for nonpublic companies for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The new guidance simplifies the accounting for income taxes by removing certain exceptions to the tax accounting guidance and providing clarification to other specific tax accounting guidance to eliminate variations in practice. Specifically, it removes the exceptions

related to the a) incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items, b) recognition of a deferred tax liability when foreign investment ownership changes from equity method investment to consolidated subsidiary and vice versa and c) use of interim period tax accounting for year-to-date losses that exceed anticipated losses. The guidance also simplifies the application of the income tax guidance for franchise taxes that are partially based on income and the accounting for tax law changes during interim periods, clarifies the accounting for transactions that result in a step-up in tax basis of goodwill, provides for the option to elect allocation of consolidated income taxes to entities disregarded by taxing authorities for their stand-alone reporting, and requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The new guidance should be applied either on a retrospective, modified retrospective or prospective basis based on the items to which the amendments relate. Early adoption is permitted. The new guidance will not have a material impact on the Company's statement of financial condition and will be adopted on a prospective basis.

3. RELATED PARTY TRANSACTIONS

At September 30, 2020, the Company had concessions receivable from affiliates of $8,284,945.

MetLife provides services and support functions, and charges the Company its allocated portion of such costs. The Company's statement of financial condition may not necessarily be indicative of those which would have resulted had the Company operated as an independent entity.

Due to affiliates of $287,308 includes amounts due to MetLife for allocated services and support functions. Other assets includes $190,505 due from affiliated insurers for the reimbursement of expenses the Company incurred for its operations.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At September 30, 2020, the Company had net capital of $17,430,023 which was $17,180,023 in excess of the requirement of $250,000.

5. INCOME TAXES

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. The Company has deferred tax assets of $168,047 representing state net operating losses which are completely offset with a related valuation allowance.

The Company participates in a tax sharing agreement with MetLife, as described in Note 2. Pursuant to this tax sharing agreement, accrued liabilities included $73,715 for the year ended September 30, 2020.

The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. The Company is no longer subject to U.S. federal, state or local income tax examinations in major taxing jurisdictions for years prior to 2010.

The Company has no unrecognized tax benefits for the year ended September 30, 2020.

The Company had no penalties and no interest for the year ended September 30, 2020.

6. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through November 25, 2020, the date the September 30, 2020 statement of financial condition of the Company was issued. There were no significant events requiring adjustments or disclosure through the date of issuance.

* * * * *